Exhibit 99.1

Eco Wave Power Featured in NVIDIA CEO Jensen Huang’s GTC Keynote Video Highlighting the Role of Renewable Energy in the AI Era

San Jose, California – March 17, 2026 – Eco Wave Power Global AB (publ) (“Eco Wave Power” or the “Company”) (NASDAQ: WAVE), a leading developer of onshore wave energy technology, today announced that its wave energy technology was featured in a video presented during the keynote address of Jensen Huang, CEO of NVIDIA (NASDAQ: NVDA), at NVIDIA GTC, one of the world’s most influential conferences focused on artificial intelligence and accelerated computing.

During the keynote presentation, a video and digital twin representation of Eco Wave Power’s technology illustrated how ocean waves can be harnessed as a reliable and sustainable source of electricity. The digital twin demonstration highlighted how innovative companies are increasingly using AI-driven modeling and simulation technologies to improve the design, monitoring, and optimization of physical infrastructure.

The inclusion of Eco Wave Power’s technology in the keynote reflects the growing intersection between artificial intelligence, digital twin technologies, and next-generation renewable energy systems. As the rapid expansion of AI and high-performance computing continues to drive unprecedented global demand for electricity, advanced AI tools are also playing an increasingly important role in improving energy technologies and accelerating their path toward commercialization.

Data centers currently consume approximately 2–3% of global electricity, and with the continued expansion of artificial intelligence infrastructure, projections suggest that this share could double or even triple by 2030, creating increased demand for diversified renewable energy sources capable of supporting the next generation of digital infrastructure.

Artificial intelligence data centers require significant and continuous energy supply to power advanced computing systems, graphics processing units (GPUs), and cooling infrastructure. As AI deployment scales globally, energy providers and technology companies are increasingly exploring diversified renewable energy solutions capable of supporting the energy needs of large-scale computing infrastructure while reducing carbon emissions.

Wave energy offers several characteristics that make it particularly relevant for future energy systems supporting AI infrastructure. Ocean waves provide predictable and consistent energy production, particularly in coastal regions where many major population centers, ports, and digital infrastructure hubs are located. In addition, Eco Wave Power’s technology is designed to be installed on existing marine structures such as breakwaters, piers, and ports, enabling electricity generation without seabed anchoring, offshore construction, or complex marine operations.

The use of AI-enabled digital twin technologies can further support the advancement of wave energy systems by enabling improved simulation, performance optimization, and predictive maintenance of energy infrastructure.

Inna Braverman, Founder and CEO of Eco Wave Power, commented: “We are honored that Eco Wave Power’s technology was featured during the GTC keynote presentation. The growing use of artificial intelligence and digital twin technologies is transforming how energy infrastructure is designed and optimized. As AI continues to expand globally, the demand for reliable and sustainable energy sources is accelerating, and wave energy represents an important opportunity to generate clean electricity from existing coastal infrastructure.”

Eco Wave Power believes that integrating wave energy into the renewable energy mix can contribute to providing stable and diversified clean energy sources capable of supporting the growing electricity demand driven by artificial intelligence, cloud computing, and large-scale data processing.

The Company continues to advance wave energy projects worldwide, including operational installations and projects under development in Israel, the United States, Portugal, Taiwan, and India, supporting the global transition toward clean and sustainable energy.

About Eco Wave Power Global AB (publ)

Eco Wave Power Global (NASDAQ: WAVE) is a leading onshore wave energy company that converts ocean and sea waves into clean, reliable, and cost-efficient electricity using its patented and intelligent technology. By generating renewable power directly from existing coastal infrastructure such as breakwaters, jetties, and piers, Eco Wave Power enables sustainable electricity production in close proximity to coastal cities, ports, and energy-intensive infrastructure.

As global electricity demand continues to rise with the growth of artificial intelligence, digital infrastructure, and next-generation data centers—often referred to as “AI factories”—Eco Wave Power’s technology is designed to help provide renewable energy near shorelines where many data centers, industrial facilities, and population centers are located.

With a mission to accelerate the global transition to renewable energy while supporting the next generation of digital and industrial infrastructure, Eco Wave Power developed and operates Israel’s first grid-connected wave energy power station, recognized as a “Pioneering Technology” by the Israeli Ministry of Energy and co-funded by EDF Power Solutions. In the United States, the Company recently launched the first-ever onshore wave energy pilot station at the Port of Los Angeles, in collaboration with Shell Marine Renewable Energy.

Eco Wave Power is expanding globally with projects planned in Portugal, Taiwan, and India, representing a project pipeline of 404.7 MW. The Company has received international recognition and support from organizations including the European Union Regional Development Fund, Innovate UK, and the EU Horizon 2020 program, and was honored with the United Nations Global Climate Action Award.

Eco Wave Power’s American Depositary Shares (ADSs) are traded on the Nasdaq Capital Market under the ticker symbol “WAVE.”

For more information, please visit:
www.ecowavepower.com

Press inquiries:
info@ecowavepower.com

Note: Information available on or through the websites mentioned herein does not form part of this press release.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements in this press release when it discusses that data centers currently consume approximately 2–3% of global electricity, and with the continued expansion of artificial intelligence infrastructure, projections suggest that this share could double or even triple by 2030, and the expectation that the use of AI-enabled digital twin technologies can further support the advancement of wave energy systems by enabling improved simulation, performance optimization, and predictive maintenance of energy infrastructure. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will”, or variations of such words, and similar references to future periods. These forward-looking statements and their implications are neither historical facts nor assurances of future performance and are based on the current expectations of the management of Eco Wave Power and are subject to a number of factors, uncertainties and changes in circumstances that are difficult to predict and may be outside of Eco Wave Power’s control that could cause actual results to differ materially from those described in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Except as otherwise required by law, Eco Wave Power undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave Power is contained under the heading “Risk Factors” in Eco Wave Power’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025 filed with the SEC on March 12, 2026, which is available on the on the SEC’s website, www.sec.gov, and other documents filed or furnished to the SEC. Any forward-looking statement made in this press release speaks only as of the date hereof. References and links to websites have been provided as a convenience and the information contained on such websites is not incorporated by reference into this press release.

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